Results of Shareholder Votes

The Annual Meeting of Shareholders of the Fund was held on September 19, 2006. At this meeting, shareholders voted on the election of trustees.

With regard to the election of the following trustees by common and preferred shareholders of the Fund:

					# of Shares
				In Favor	Withheld

Tracy V. Maitland		20,933,062	280,805
Nicholas Dalmaso		20,891,959	321,908

The other trustees of the Fund whose terms did not expire in 2006 are Randall C. Barnes, Daniel Black, Derek Medina, Ronald A. Nyberg, Gerald L. Seizert and Michael A. Smart.